UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Volkswagen Prefers Sierra Wireless to Enable Next-Generation Connected Vehicles With 4G LTE Embedded Modules

Sierra Wireless AirPrime® AR Series embedded modules and Legato® platform will enable Car-Net connectivity for Volkswagen automobiles beginning in 2018

VANCOUVER, Canada--(BUSINESS WIRE)--February 9, 2017--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that Volkswagen has selected Sierra Wireless AirPrime® AR Series modules and the Legato® platform for its next generation of connected cars. Sierra Wireless’ integrated 4G technology will reach the market beginning in 2018 in several Volkswagen models worldwide.

Sierra Wireless automotive solutions will deliver high-speed cellular connectivity for the Volkswagen Car-Net platform, which provides a variety of in-vehicle internet-based services, including remote vehicle access, roadside assistance, diagnostics and maintenance, and the ability to set speed and boundary alerts. Owners can use their applications over the integrated 4G-LTE connection provided by the Sierra Wireless AirPrime module.

Volkswagen will utilize Sierra Wireless technology to expand into additional value-added connected services and telematics. These services are enabled through the Legato platform, which provides an application framework and development environment that allows third-party applications to be built and hosted directly on the wireless module.

“Volkswagen is a leader in delivering connectivity in their cars, and the Car-Net platform is a prime example of the value that a well-designed connectivity solution can deliver to drivers and their passengers,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “Volkswagen drives us to continuously innovate, and we’re pleased to extend our collaboration to their next-generation connected cars.”

Note to editors:

Volkswagen and Sierra Wireless will participate together in the Autonomous Vehicle Conference (Mobile World Congress 2017, Barcelona): https://www.mobileworldcongress.com/start-here/agenda/autonomous-vehicles/.

About Sierra Wireless Automotive Solutions

Automotive systems present a uniquely challenging environment for wireless technologies, requiring solutions that can withstand extreme temperatures, thermal shocks, constant vibration and humidity over many years. More than a cellular modem, the AR Series provides a secure device-to-cloud architecture, enabling automotive OEMs and Tier-1’s to build a Linux-based telematics control unit using a single module. Sierra Wireless AR Series modules are available for a variety of cellular network technologies and frequency band combinations, using the same footprint and software for simplicity and cost efficiency. For more information, visit:

  AirPrime embedded modules: http://www.sierrawireless.com/products-and-solutions/embedded-solutions/ar-series
  Sierra Wireless solutions for the Automotive market: https://www.sierrawireless.com/applications/automotive-and-transport/automotive/
  White paper: A New Business Model for the Connected Car

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirPrime” and “Legato” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 9, 2017